January 11, 2021

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	iPower Inc.
Draft Registration Statement on Form S-1 Submitted November 27, 2020
CIK No. 0001830072

Dear Ms. Beech:

On behalf of iPower Inc., a Nevada corporation (the “Company”), we are hereby transmitting the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 21, 2020, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”), as submitted confidentially to the Commission on November 27, 2020 (the “November Filing”).

For your convenience, we have repeated below the comments of the Staff in bold, and have followed each of the Staff’s comments with the Company’s response.

Draft Registration Statement on Form S-1 Submitted November 27, 2020 Prospectus Summary

Implications of Being an Emerging Growth Company and Smaller Reporting Company, page 7

1.	You indicate on the cover page that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please revise your disclosures here and elsewhere throughout the filing to clarify that you have elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act and state that the election is irrevocable. Also, revise your disclosures on page 38 to discuss the impact of adopting ASU 2018-13 and ASU 2016-13, since they appear to be effective for you.

The box on the cover page indicating that the Company did not intend to use the extended transition period was checked in error. The company intends to use the extended transition periods, as disclosed throughout the registration statement. As such, the disclosure on the cover page has been corrected. We have also revised disclosures on page 39 for the impact of adopting ASU 2018-13 and ASU 2016-13.

The Offering, page 9

2.	We note your disclosure that your Class B common stock will have ten votes per share. We also note your disclosure on page 25 that your founders, officers and directors will control the company for the foreseeable future. Please disclose this in your prospectus summary and include the percent of the voting power such individuals will control after the offering.

The disclosure in the prospectus summary has been updated to disclose that the Company’s founding officers, as the exclusive holders of the Company’s Class B common stock, will retain control of the Company following completion of the offering and for the foreseeable future thereafter.

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3.	We note your indication that there is no guarantee or assurance that your Class A common stock will be approved for listing on Nasdaq. Revise to clarify whether or not your offering is contingent upon listing and, if not, enhance your risk factors to explain the limited liquidity that will be available to purchasers of your Class A common stock.

We have updated the disclosure on the cover page to indicate that the offering is contingent on being approved for listing on Nasdaq.

4.	Revise your table on page 5 to quantify the levels in the columns and provide the unit of measurement.

We have updated the table on page 5 to quantify the units of measurement in the columns as $ Million.

Risks Related to Our Common Stock, page 25

5.	Please organize your risk factors so that the generic risk factors you have included, such as "There are risks, including stock market volatility, inherent in owning our common stock," "We are an emerging growth company..." and the risks described under the heading "Risks Related to This Offering," are presented at the end of the Risk Factors section under the heading "General Risk Factors" or tell us why you do not believe this is necessary. Refer to Item 105(a) of Regulation S-K.

We have re-organized the risk factors in accordance with Item 105(a) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statements, page 28

6.	The disclosure that appears here seems to be largely duplicative of the disclosure that appears on page iv. Please revise to consolidate and remove redundant disclosure.

We have removed the “Cautionary Note Regarding Forward Looking Statements” at page 29 as it is duplicative of the disclosure at page iv.

Dilution, page 32

7.	Please include disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of your existing stockholders in transactions during the past five years. Refer to Item 506 of Regulation S-K.

We have updated the disclosure under Dilution, on page 31, to include disclosure comparing the public contribution under the proposed public offering and the effective cash contribution of our existing stockholders, in accordance with the requirements of Item 506 of Regulation S-K.

Regulatory Environment, page 34

8.	We note your disclosure that demand for hydroponic gardening products depends on the uncertain growth of the cannabis industry. Please disclose here and in your prospectus summary whether, if known, a material amount of your revenues are derived from sales to end users that are in the business of growing cannabis and related products.

We are not aware of the number or percentage of our customers who use our products to grow cannabis, however, we have adjusted the disclosure to state that we are uncertain of the percentage of users who may use our products to grow cannabis.

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Liquidity and Capital Resources, page 35

9.	Please disclose the material terms of your Loan and Security Agreement, Receivables Purchase Agreement, PPP loan and SBA Loan that you have filed as exhibits to your registration statement, including, but not limited to, the amount outstanding under each obligation, the term and maturity dates of each agreement, fees and interest payable thereunder, and any affirmative and negative covenants or refer readers to the disclosure that appears at Note 8 for some of this disclosure. In addition, we note your disclosure that up to $3,000,000 is available under your credit facility; however, the Loan and Security Agreement filed as exhibit 10.4 to the registration statement provides that the Revolving Loan Limit is $2,000,000. Please reconcile this disclosure.

We have updated and reconciled the disclosure as requested. We have only one revolving credit facility. As of June 30, 2020 and September 30, 2020, the credit limit was $2,000,000. On November 16, 2020, the limit was increased to $3,000,000, for which we had filed the renewed Agreement, dated November 16, 2020, between the Company and WFC Fund LLC, which is filed as exhibit 10.13 to the registration statement.

Government Regulation, page 44

10.	Please revise this disclosure for consistency with your prospectus summary. In addition, we note your disclosure that “the Farm Bill explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also puts no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law.” Please also include disclosure that the Farm Bill did not change the FDA’s authority, and that cannabis and cannabis derived products are subject to the same authorities and requirements as FDA-regulated products containing any other substance, regardless of whether the products fall within the definition of ‘hemp’ under the Farm Bill.

We have revised the disclosure as requested at page 45 of the prospectus.

Summary Compensation Table, page 48

11.	Please ensure you have included all compensation, including perquisites, earned by the Named Executive Officers during the fiscal years covered. In this regard, we note that Mr. Tan’s employment agreement provides that the company will lease a motor vehicle for Mr. Tan’s daily use. Lastly, please include the appropriate narrative disclosure to the Summary Compensation Table, as applicable. Refer to Items 402(m)-(o) of Regulation S- K.

The summary compensation table has been revised and updated in accordance with the above comment.

Principal Stockholders, page 49

12.	Please revise your tabular disclosure to segregate the percent of shares beneficially owned by class of common stock. Please also include a separate column for each class reflecting the as adjusted percentage of shares beneficially owned after the proposed offering and include proper footnote disclosure required under Item 403 of Regulation S-K, as applicable. Lastly, please include the holders of 5% or more of the company’s common stock, who are currently listed in footnote 3, in the table itself. In this regard, we note that shares of the company’s Series A preferred stock should be reflected in the table as Class A common stock in accordance with Rule 13d-3(d)(1) under the Exchange Act.

The tabular disclosure in the principal stockholders table has been revised to indicate the percentage of each class of stock held. We will further update footnote (3) upon completion of the private placements.

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Certain Relationships and Related Party Transactions, page 50

13.	Please disclose the amounts paid under the agreements with E Marketing Solution Inc. and Global Product Marking Inc. to date.

We have updated the disclosure on page 51, as requested.

Note 4 – Variable interest entity, page F-14

14.	Please disclose on the face of the balance sheets the assets that can be used only to settle obligations of the consolidated VIE and the liabilities for which creditors do not have recourse to the general credit of the company. Refer to ASC 810-10-45-25.

The VIE did not have any assets that can be used only to settle obligations of the VIE or any other liabilities. As such, we will not revise the balance sheets. We have addressed this comment in the Notes to our audited and interim financial statements.

15.	Please expand your disclosures to include the following:

•	a description of the significant terms to your contract (e.g., length of term/remaining term, renewal provisions, penalties, etc.);
•	describe how contract terms grant you the power to direct significant activities and right to economic returns;
•	your methodology for determining that you are the primary beneficiary, including significant judgments and assumptions made;
•	qualitative and quantitative information about your involvement with the VIE, including the nature, purpose, size and activities of VIE, including how the VIE is financed;
•	whether you have provided financial or other support to the VIE for the periods presented that you were not previously contractually required to provide; and
•	a qualitative discussion of any restrictions on the VIE's assets.

Refer to paragraphs 50-2AA and 50-5A of ASC Section 810-10-50. Make conforming disclosures for Global Products Marketing Inc. on page 50 and in your interim financial statements, when provided.

We have addressed this comment in the disclosures regarding the VIEs in both the prospectus and the Notes to the audited and interim financial statements.

Indemnification of Directors and Officers, page II-1

16.	You disclose that you have entered into indemnification agreements with each of your officers and directors and that you maintain a general liability insurance policy that covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers; however, on page 47, you state that you have not entered into indemnification agreements with your directors and officers and that you do not have stand-alone director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services. Please reconcile this disclosure. If you have entered into such agreements, please file them as exhibits to the registration statement.

We have adjusted the disclosures to reconcile with the aforementioned language on page II-1 and page 47.

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Recent Sales of Unregistered Securities, page II-2

17.	Please disclose, with respect to each issuance, the exemption from registration on which you relied and whether an underwriter was involved in placing such securities, as for example, with respect to your Series A preferred stock. In addition, please disclose all warrants the company has issued, including the warrants issued in connection with the November 2020 offering.

We have adjusted the disclosures to clearly indicate which exemptions were relied upon with respect to each issuance and placement of our securities, including stating whether an underwriter was involved.

Exhibits

18.	Please confirm you intend to file a specimen stock certificate for your Class A common stock and the form of warrant to be registered in this offering.

The Company maintains its stock certificates in book entry form only, so we will not be filing a specimen stock certificate as an exhibit. However, we have updated the exhibits to indicate that we will be filing a form of warrant for this offering, and have also updated the exhibit list to include a form of placement agent warrant.

Selling Stockholders, page Resale-3

19.	Please disclose the position, office or material relationship each selling stockholder had with the company in the past three years, such as the affiliation with Shanshan Huang. Please also provide the required footnote disclosure, as applicable. Refer to Item 507 of Regulation S-K.

We have removed the selling shareholder prospectus from the registration statement, so the above comment is no longer relevant.

20.	Tell us whether the private placement in which the warrants were issued has closed and, if not, tell us why it is appropriate to register the resale of the shares underlying the warrants at this time.

We have removed the resale prospectus from the registration statement, as the company is no longer planning to register the placement agent’s warrants, so the above comment is no longer relevant.

General

21.	Please include the dealer prospectus delivery obligation legend on the outside back cover of your primary offering prospectus. Refer to Item 502(b) of Regulation S-K.

We have updated the outside back cover page to include the dealer prospectus delivery obligation legend in accordance with Item 502(b) of Regulation S-K.

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22.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

To date, no written materials have been prepared for or distributed to potential investors. When and if such documents are prepared, we will contact a staff member to submit any such documents for review.

23.	In your resale prospectus, please include a description of the warrants pursuant to which the common stock registered in this offering will be issued. Please also include appropriate tax disclosure relating to the warrants, and a brief description of the warrants in your prospectus summary.

We have removed the resale prospectus from the registration statement, so the above comment is no longer relevant.

24.	In your resale prospectus, revise to disclose the price at which such shares will be offered if there is no market for your securities. Refer to Item 501(b)(3) of Regulation S-K.

We have removed the resale prospectus from the registration statement, so the above comment is no longer relevant.

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We thank the Staff in advance for its review of the foregoing and of the Draft Registration Statement on Form S-1 and related Prospectus submitted today. Following your review, we respectfully request that the Staff qualify the Rescission Offering on Form S-1 on or before February 1, 2021, or as soon thereafter as is practicable. We ask that you please contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively, upon your receipt of this filing.

Sincerely,

/s/ Chenlong Tan

Chairman, Chief Executive Officer and President

iPower Inc.

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